RECD S.E.C.

APR 2 9 2003

1086

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.


03057454

**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

---

# FORM SE
## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for April 29, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-103029
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
APR 3 0 2003
THOMSON
FINANCIAL

**SIGNATURES**

*Filings Made by the Registrant.* The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on APRIL 29, 2003.

CWMBS, INC.



By:____________________
Name: Darren Bigby
Title: Vice President

Exhibit Index


| Exhibit | | Page |
|---|---|---|
| 99.1 | Computational Materials Prepared by COUNTRYWIDE SECURITIES CORPORATION | 4 |

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

ALTERNATIVE LOAN TRUST 2003-10CB
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-23



# Yields Given Prices Report CW03_10CB_FIN 30 year 5.7's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 04/28/2003 10:06:48

## Bond: 1A1 Balance: 526,588,000 Coupon: 5.750000

Delay: 24 Class Factor: 1.00 Accruing Since: 4/01/2003
Settlement Date: 4/30/2003 WHOLE 30 year WAC: 5.98 WAM: 312.06
>>>>> Prepayment Ramp begins at 6.000 and rises to 25.000 by month 12.<<<<

| Months 480 | PPC 0 | PPC 25 | PPC 50 | PPC 75 | PPC 100 | PPC 150 | PPC 200 | PPC 250 | PPC 300 | PPC 400 |
|---|---|---|---|---|---|---|---|---|---|---|
| 100-25 | 5.711 | 5.649 | 5.577 | 5.498 | 5.414 | 5.231 | 5.038 | 4.839 | 4.625 | 3.975 |
| 100-29 | 5.699 | 5.631 | 5.551 | 5.464 | 5.371 | 5.169 | 4.955 | 4.735 | 4.499 | 3.779 |
| 101- 1 | 5.688 | 5.612 | 5.525 | 5.430 | 5.328 | 5.107 | 4.872 | 4.631 | 4.372 | 3.584 |
| 101- 5 | 5.676 | 5.594 | 5.500 | 5.396 | 5.286 | 5.044 | 4.789 | 4.528 | 4.246 | 3.390 |
| 101- 9 | 5.665 | 5.576 | 5.474 | 5.363 | 5.243 | 4.982 | 4.707 | 4.424 | 4.120 | 3.196 |
| 101-13 | 5.653 | 5.558 | 5.449 | 5.329 | 5.201 | 4.921 | 4.625 | 4.321 | 3.995 | 3.002 |
| 101-17 | 5.642 | 5.541 | 5.423 | 5.295 | 5.158 | 4.859 | 4.543 | 4.218 | 3.870 | 2.809 |
| 101-21 | 5.630 | 5.523 | 5.398 | 5.262 | 5.116 | 4.798 | 4.461 | 4.116 | 3.745 | 2.616 |
| 101-25 | 5.619 | 5.505 | 5.373 | 5.228 | 5.074 | 4.736 | 4.379 | 4.013 | 3.620 | 2.424 |
| 101-29 | 5.608 | 5.487 | 5.348 | 5.195 | 5.032 | 4.675 | 4.298 | 3.911 | 3.496 | 2.232 |
| 102- 1 | 5.596 | 5.469 | 5.322 | 5.162 | 4.990 | 4.614 | 4.217 | 3.809 | 3.372 | 2.041 |
| *102- 5 | 5.585 | 5.452 | 5.297 | 5.128 | 4.948 | 4.553 | 4.136 | 3.708 | 3.248 | 1.850 |
| 102- 9 | 5.574 | 5.434 | 5.272 | 5.095 | 4.906 | 4.492 | 4.055 | 3.606 | 3.125 | 1.659 |
| 102-13 | 5.562 | 5.416 | 5.247 | 5.062 | 4.864 | 4.431 | 3.974 | 3.505 | 3.001 | 1.469 |
| 102-17 | 5.551 | 5.399 | 5.222 | 5.029 | 4.822 | 4.371 | 3.893 | 3.404 | 2.878 | 1.280 |
| 102-21 | 5.540 | 5.381 | 5.197 | 4.996 | 4.781 | 4.310 | 3.813 | 3.303 | 2.756 | 1.091 |
| 102-25 | 5.529 | 5.364 | 5.173 | 4.963 | 4.740 | 4.250 | 3.733 | 3.203 | 2.633 | 0.902 |
| 102-29 | 5.517 | 5.346 | 5.148 | 4.931 | 4.698 | 4.190 | 3.653 | 3.103 | 2.511 | 0.714 |
| 103- 1 | 5.506 | 5.329 | 5.123 | 4.898 | 4.657 | 4.130 | 3.573 | 3.003 | 2.390 | 0.526 |
| 103- 5 | 5.495 | 5.311 | 5.099 | 4.865 | 4.616 | 4.070 | 3.493 | 2.903 | 2.268 | 0.339 |
| 103- 9 | 5.484 | 5.294 | 5.074 | 4.833 | 4.575 | 4.011 | 3.414 | 2.803 | 2.147 | 0.152 |
| 103-13 | 5.473 | 5.277 | 5.049 | 4.800 | 4.534 | 3.951 | 3.335 | 2.704 | 2.026 | -0.035 |
| 103-17 | 5.462 | 5.259 | 5.025 | 4.768 | 4.493 | 3.891 | 3.256 | 2.604 | 1.905 | -0.221 |
| AVG LIFE | 19.05 | 10.37 | 6.52 | 4.56 | 3.43 | 2.22 | 1.62 | 1.27 | 1.03 | 0.66 |
| DURATION | 10.77 | 6.89 | 4.86 | 3.67 | 2.91 | 2.00 | 1.50 | 1.20 | 0.99 | 0.64 |
| FIRST PAY | 5/03 | 5/03 | 5/03 | 5/03 | 5/03 | 5/03 | 5/03 | 5/03 | 5/03 | 5/03 |
| LAST PAY | 12/32 | 12/32 | 12/32 | 12/32 | 12/32 | 10/32 | 9/08 | 3/07 | 3/06 | 3/04 |

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured. therefore, the actual details achieved during the projection period may vary from the projections.


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

# Yields Given Prices Report CW03_10CB_FIN 30 year 5.7's

**User ID: kleibowl Deals Directory: /opt/intex/deals Date: 04/28/2003 10:06:49**

## Bond: 2A1 Balance: 168,683,000 Coupon: 5.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 4/01/2003
Settlement Date: 4/30/2003 WHOLE 30 year WAC: 5.98 WAM: 312.06
>>>>> Prepayment Ramp begins at 6.000 and rises to 25.000 by month 12.<<<<

| Months 480 | PPC 0 | PPC 25 | PPC 50 | PPC 75 | PPC 100 | PPC 150 | PPC 200 | PPC 250 | PPC 300 | PPC 400 |
|---|---|---|---|---|---|---|---|---|---|---|
| 100-15.50 | 4.926 | 4.888 | 4.845 | 4.798 | 4.745 | 4.630 | 4.507 | 4.381 | 4.248 | 3.864 |
| 100-19.50 | 4.907 | 4.863 | 4.814 | 4.759 | 4.699 | 4.566 | 4.424 | 4.279 | 4.126 | 3.683 |
| 100-23.50 | 4.887 | 4.839 | 4.783 | 4.720 | 4.653 | 4.503 | 4.341 | 4.177 | 4.004 | 3.504 |
| 100-27.50 | 4.868 | 4.814 | 4.751 | 4.682 | 4.606 | 4.439 | 4.259 | 4.076 | 3.883 | 3.324 |
| 100-31.50 | 4.849 | 4.789 | 4.720 | 4.644 | 4.560 | 4.375 | 4.177 | 3.975 | 3.762 | 3.146 |
| 101-03.50 | 4.830 | 4.764 | 4.689 | 4.605 | 4.514 | 4.312 | 4.095 | 3.874 | 3.641 | 2.967 |
| 101-07.50 | 4.811 | 4.740 | 4.658 | 4.567 | 4.468 | 4.249 | 4.013 | 3.773 | 3.520 | 2.789 |
| 101-11.50 | 4.792 | 4.715 | 4.627 | 4.529 | 4.422 | 4.186 | 3.932 | 3.673 | 3.400 | 2.611 |
| 101-15.50 | 4.773 | 4.691 | 4.596 | 4.491 | 4.377 | 4.123 | 3.850 | 3.573 | 3.280 | 2.434 |
| 101-19.50 | 4.754 | 4.666 | 4.565 | 4.453 | 4.331 | 4.060 | 3.769 | 3.473 | 3.160 | 2.257 |
| 101-23.50 | 4.735 | 4.642 | 4.535 | 4.415 | 4.285 | 3.997 | 3.688 | 3.373 | 3.041 | 2.081 |
| *101-27.50 | 4.716 | 4.617 | 4.504 | 4.378 | 4.240 | 3.935 | 3.607 | 3.273 | 2.921 | 1.905 |
| 101-31.50 | 4.698 | 4.593 | 4.473 | 4.340 | 4.195 | 3.872 | 3.526 | 3.174 | 2.802 | 1.729 |
| 102-03.50 | 4.679 | 4.569 | 4.443 | 4.302 | 4.149 | 3.810 | 3.446 | 3.075 | 2.684 | 1.554 |
| 102-07.50 | 4.660 | 4.545 | 4.412 | 4.265 | 4.104 | 3.748 | 3.366 | 2.976 | 2.565 | 1.379 |
| 102-11.50 | 4.641 | 4.520 | 4.382 | 4.228 | 4.059 | 3.686 | 3.285 | 2.877 | 2.447 | 1.205 |
| 102-15.50 | 4.623 | 4.496 | 4.352 | 4.190 | 4.014 | 3.624 | 3.205 | 2.779 | 2.329 | 1.031 |
| 102-19.50 | 4.604 | 4.472 | 4.321 | 4.153 | 3.969 | 3.563 | 3.126 | 2.681 | 2.212 | 0.857 |
| 102-23.50 | 4.585 | 4.448 | 4.291 | 4.116 | 3.925 | 3.501 | 3.046 | 2.583 | 2.094 | 0.684 |
| 102-27.50 | 4.567 | 4.424 | 4.261 | 4.079 | 3.880 | 3.440 | 2.967 | 2.485 | 1.977 | 0.511 |
| 102-31.50 | 4.548 | 4.400 | 4.231 | 4.042 | 3.836 | 3.379 | 2.887 | 2.387 | 1.860 | 0.339 |
| 103-03.50 | 4.530 | 4.376 | 4.201 | 4.005 | 3.791 | 3.317 | 2.808 | 2.290 | 1.744 | 0.167 |
| 103-07.50 | 4.511 | 4.352 | 4.171 | 3.968 | 3.747 | 3.256 | 2.729 | 2.193 | 1.627 | -0.005 |
| AVG LIFE | 8.41 | 6.25 | 4.78 | 3.77 | 3.05 | 2.13 | 1.61 | 1.29 | 1.07 | 0.71 |
| DURATION | 6.49 | 5.02 | 3.99 | 3.24 | 2.69 | 1.96 | 1.51 | 1.23 | 1.03 | 0.70 |
| FIRST PAY | 5/03 | 5/03 | 5/03 | 5/03 | 5/03 | 5/03 | 5/03 | 5/03 | 5/03 | 5/03 |
| LAST PAY | 2/18 | 2/18 | 2/18 | 2/18 | 2/18 | 2/18 | 10/08 | 3/07 | 4/06 | 4/04 |

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.